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                            August 28, 2023

       Lei Zhang
       Chief Executive Officer
       Cheche Group Inc.
       8/F, Desheng Hopson Fortune Plaza
       13-1 Deshengmenwai Avenue
       Xicheng District, Beijing 100088, China

                                                        Re: Cheche Group Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed August 25,
2023
                                                            File No. 333-273400

       Dear Lei Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2023 letter.

       Amendment No. 3 to Form F-4 filed August 25, 2023

       General

   1. You are requesting effectiveness of your F-4 registration statement before completing the
                                                        CSRC process. Please
confirm in writing that you will notify us promptly of any changes to your disclosure
regarding or requested by the CSRC.
 Lei Zhang
FirstName LastNameLei  Zhang
Cheche Group  Inc.
Comapany
August 28, NameCheche
           2023        Group Inc.
August
Page 2 28, 2023 Page 2
FirstName LastName
       You may contact Ben Phippen at 202-551-3697 or John Spitz at 202-551-3484 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Christian Windsor, Legal Branch Chief, at 202-
551-3419 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Dan Espinoza, Esq.